CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2015 of B2Gold Corp. (the “Company”) of our report dated March 15, 2016 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-192555, 333-200228, and 333-206811) and Form F-10 (No. 333-208506) of the Company of our report dated March 15, 2016 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 30, 2016